Form U-6B-2
Schedule 1

Pepco Holdings, Inc. and Subsidiaries
Quarter Ended December 31, 2002

Company	Issued during Quarter: Common Stock	Issued during Quarter: External Long-Term Debt	Balance at End of Quarter: Long-Term Promissory Notes	Balance at End of Quarter: Short-Term Promissory Notes	Balance at End of Quarter: Money Pool Advances (1)	Balance at End of Quarter: External Short-term Debt	Balance at End of Quarter: Capital Contributions Received
ATE Investment, Inc.	*	*	*	*	*	*	*
Atlantic Southern Properties, Inc.	*	*	*	*	*	*	*
Conectiv Properties and Investments, Inc.	*	*	*	*	*	*	*
Potomac Capital Investment Corporation(2)	*	*	*	*	*	*	*

(1) Money pool interest rate at end of quarter = 2.155%
(2) Long-term promissory notes issued to Edison Capital Reserves Corporation, an associate company. Interest rate is *. Maturity is *.

*Confidential treatment requested.